

George Condo (1957)

Download deal sheet



After reviewing over 260 other examples, we acquired the Painting which prefigures Condo's famed 'Drawing Painting' and references the drip paintings of Jackson Pollack. After remaining in the same hands since its creation, the Painting is fresh to market.

WATCH VIDEO

Initial Offering Price

$1,110,000

Offering Circular

sec.gov

Similar Sales | Record Price | Repeat Sales



$1.2m
$1.0m
$0.8m
$0.6m
$0.4m
$0.2m
$0.0m
07
10
13
16
19
22

Price Appreciation of Similar Works

15.7% ?

Sharpe Ratio	watch video ?
George Condo	▲0.83
All Art	0.39
S&P 500	0.54

58% Progress

INVEST NOW

WHY WE LIKE THIS PAINTING

MASTERWORKS

02:27

- On offer is a large-scale, cubist-inspired, figural composition by George Condo, a defining figure of contemporary American painting.
- Executed in 2008, the Painting prefigures Condo's long-standing series of "Drawing Paintings," which he formally began in 2009, and combines elements of both drawing and painting techniques.
- The Painting features a sinuous nude female figure, whose elongated form recalls examples painted by masters throughout art history, including Titian, Henri Matisse, and Édouard Manet, while the prominent paint splatters may directly reference the "drip" paintings of Abstract Expressionist Jackson Pollock.
- Our acquisitions team has been offered over 200 examples of work by George Condo from around the world, some of which are in excess of $6 million. Of these 200 works, we have carefully selected 7 to be offered on the Masterworks platform.
- Examples similar to the Painting have sold in excess of $1 million at auction, including: *Rodrigo and His Muse* (2007), which sold for$1,110,245 in December 2021, *Rodrigo at his Wedding* (2007), which sold for $1,134,000 in November 2021, and *Sketches of Jean Louis* (2006), which is larger than the Painting and sold for $1,747,477 in June 2021.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2021 Auction Sales	2021 Number of Lots Sold
$76,588,610	140

GEORGE

CONDO

b. 1957, UNITED STATES

Acrylic and chalk pastel on canvas | 52 × 60 in. (133 × 152 cm.)

George Condo is one of America's most celebrated and influential contemporary artists working today.



$1,110,000

INITIAL OFFERING

15.7%

HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

The Painting is a prime example of George Condo's cubist-inspired figural compositions, executed in his signature style and referencing art historical precedents. Executed in 2008, the Painting prefigures Condo's long-standing series of "Drawing Paintings," which he formally began in 2009. With the delicate swaths of light blue pastel, gestural black and white paint splatters, and graphite renderings of the two central figures, the Painting combines elements of both drawing and painting techniques, collapsing the two mediums. In addition to integrating formal qualities of both drawing and painting practices, the Painting equally synthesizes references to various art historical subjects and styles. The composition features a sinuous nude female figure, whose elongated form recalls idealized examples painted by masters throughout art history, including Titian, Henri Matisse, and Édouard Manet, while the prominent paint splatters may directly reference the "drip" paintings of Abstract Expressionist Jackson Pollock. Behind the female nude, an abstracted male clad in a tuxedo observes her. This male figure, named Rodrigo, is a recurring subject in Condo's oeuvre and may function as a self-portrait for the artist. Rodrigo is an invented character, who often appears within surreal narratives, and the artist describes him as "living out a life that I never could... [he's] experiencing life for me." As of November 23, 2022, examples similar to the Painting and featuring Rodrigo, or other recurring fictitious characters, have sold in excess of $1 million at auction. These include *Rodrigo and His Muse* (2007) sold for HKD 8,650,000 ($1,110,245) at Christie's, Hong Kong, on December 2, 2021, *Rodrigo at his Wedding* (2007), which sold for $1,134,000 at Christie's, New York, on November 12, 2021 and *Sketches of Jean Louis* (2006), which is larger than the Painting, and sold for HKD 13,560,000 ($1,747,477) at Phillips and Poly, Hong Kong, on June 8, 2021. The Painting's subject, composition, and execution make it a commercial and desirable work by George Condo.

AS OF NOVEMBER 23, 2022 THE ARTIST'S TOP RECORDS ARE LED BY *FORCE FIELD* (2010), WHICH SOLD FOR HKD 53,150,000 ($6,857,413) AT CHRISTIE'S, NEW YORK ON JULY 10, 2020, *NUDE AND FORMS* (2014), WHICH SOLD FOR $6,162,500 AT CHRISTIE'S, NEW YORK ON MAY 17, 2018, AND *LINEAR CONNECTION* (2010), WHICH SOLD FOR $4,950,000 AT CHRISTIE'S, NEW YORK ON NOVEMBER 9, 2021.

George Condo's evolving artistic practice has been recognized at leading international cultural events, which includes participation in the Whitney Biennial of 1987 and 2010, the Venice Biennale of 2013 and 2019, and the Gwangju Biennial of 2014, among others. Works by George Condo are held in the permanent collections of some of the world's most esteemed art institutions, including The Museum of Modern Art, the Whitney Museum of American Art, the Solomon R. Guggenheim Museum, the Metropolitan Museum of Art in New York, the National Gallery of Art in Washington, D.C., the Tate Modern in London, the Centre Georges Pompidou in Paris, and more. Though George Condo's market has been active for decades, new records have been set at auction in recent years by works painted in the early 2010s. As of November 23, 2022 the artist's top records are led by *Force Field* (2010), which sold for HKD 53,150,000 ($6,857,413) at Christie's, New York on July 10, 2020, *Nude and Forms* (2014), which sold for $6,162,500 at Christie's, New York on May 17, 2018, and *Linear Connection* (2010), which sold for $4,950,000 at Christie's, New York on November 9, 2021.

AUCTION RESULTS FOR SIMILAR WORKS[2,3]


$1.2M
$0.9M
$0.6M
$0.3M
2007
2008
2009
2010
2011
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022

George Condo (b. 1957, New Hampshire) is one of America's most celebrated and influential contemporary artists working today. In 1976, George Condo enrolled in Art History and Music Theory at the University of Massachusetts, but left after two years to study at the Massachusetts College of Art in Boston. After one year in the program, Condo dropped out of school altogether to pursue his career as a painter and musician. In 1979, the artist moved to New York City where he supported himself with a series of odd jobs. During this time, Condo began teaching himself new painting techniques inspired by Old Master painters, such as Rembrandt van Rijn and Giambattista Tiepolo. George Condo's early work culminated in his first commercially successful shows organized in 1984, first by Monika Sprüth in Cologne, and shortly thereafter, by Pat Hearn and Barbara Gladstone in New York. For the next two decades, Condo continued to work prolifically and was exhibited by major galleries and institutions, the most notable of which was the 2005 "One Hundred Women. Retrospective", which traveled from the Museum of Modern Art in New York to the Kunsthalle Bielefeld in Germany, as well as the 2006 'Wrong Gallery' exhibition at the Tate Modern in London.







IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

3. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by George Condo with the following criteria: canvas paintings with two or three figures, executed 2000 to 2012 that measure 20 inches by 20 inches to 80 inches by 80 inches and which to the best of our ability to determine, feature at least one nude figure, and excluding examples with developed backgrounds."Screaming Couple" (2005) was excluded due to its overt depiction of a sexual act. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 15.7% CAGR implied from selected sales occurring from November 14, 2007 to December 2, 2021.